UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NBTY, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	333-172973	11-2228617
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or	File Number)	Identification No.)
organization)

2100 Smithtown Avenue
Ronkonkoma, New York	11779
(Address of principal executive offices)	(Zip Code)

Christopher Brennan, telephone: 631-200-7190

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NBTY, Inc. (herein referred to as “NBTY”, we,” “us,” or “our”) is the leading vertically integrated manufacturer, marketer, distributor and retailer of high quality vitamins, nutritional supplements and related products in the United States, with operations worldwide.  In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with Conflict Minerals (as defined below) that are necessary to the functionality or production of a product they manufacture or contract to manufacture  to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”).  The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives (which are currently limited to tantalum, tin and tungsten).

Conflict Minerals Disclosure

In order to determine whether any Conflict Minerals were necessary to the functionality or production of the products we manufactured during 2014, the reporting period covered by this report, we formed a cross-functional team from various departments to oversee our conflict minerals compliance effort that conducted an internal review of our products.  We concluded that a limited number of our products included stannous chloride, a component of which is tin, as an ingredient.  In accordance with the Rule and pursuant to Form SD,  we conducted in good faith a “reasonable country of origin inquiry” (“RCOI”), which was reasonably designed to determine whether the tin contained in stannous chloride that is an ingredient in a very limited number of our products originated in the DRC or an adjoining country. The tin contained in stannous chloride that was used in our products was supplied by two suppliers primarily based in the United States. As part of our RCOI, we made inquiries of each such supplier, including obtaining verbal and written certifications and other material confirming that, as a result of their own investigations, the tin contained in the stannous chloride supplied to us neither originated in, nor was processed in facilities located in, the DRC or an adjoining country.

Based on the RCOI that we conducted, we have determined that we have no reason to believe that the tin contained in the stannous chloride that is used in a very limited number of our products may have originated in the DRC or an adjoining country.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the substance of this report has been posted to the SEC Filings page of our publicly available Internet site at www.nbty.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2015

NBTY, Inc.

	By:	/s/ Christopher Brennan
Christopher Brennan

Senior Vice President, General Counsel